Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Motorola Solutions, Inc.:

We consent to the use of our report dated February 15, 2019, with respect to the consolidated balance sheet of Motorola Solutions, Inc. as of December 31, 2018, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes, incorporated herein by reference and to the reference to our firm under the heading ‘Experts’ in the prospectus.

Our report refers to a change to the revenue recognition accounting principle as a result of the adoption of ASU 2014-09, “Revenue from Customers with Contracts.”

/s/ KPMG LLP

Chicago, Illinois

February 27, 2020